SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 1)*
                             CUTCO INDUSTRIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    232108100
                                 (CUSIP Number)

                              Mr. Louis S. Weltman
                          CutCo Acquisition Corporation
        2386 N.W. 32nd Street, Boca Raton, Florida 33431, (561) 470-9968
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 15, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  231108100

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
                  CutCo Acquisition Corporation, EIN No. 65-0853829

         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a)      N/A
                  (b)      N/A

         3)       SEC Use Only

         4)       Source of Funds (See Instructions)
                  OO

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                  N/A

         6)       Citizenship or Place of Organization
                  Delaware

  Number of        7)      Sole Voting Power         106,200
  Shares Bene-
  ficially         8)      Shared Voting Power       -0-
  Owned by
  Each Report-     9)      Sole Dispositive Power    106,200
  ing Person
  With            10)      Shared Dispositive Power  -0-

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                  106,200


         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                  N/A


         13)      Percent of Class Represented by Amount in Row (11)
                  13.2%


         14)      Type of Reporting Person (See Instructions)
                  CO

ITEM 1.           SECURITY AND ISSUER:  COMMON STOCK

                  CutCo Industries, Inc.
                  6900 Jerico Turnpike
                  Syossett, NY  11791

ITEM 2.           IDENTITY AND BACKGROUND:

         (a)      CutCo Acquisition Corporation
                  2386 N.W. 32nd Street
                  Boca Raton, Florida  33431
         (b)      Delaware
         (c)      Formed for the purpose of investing in securities
         (d)      No
         (e)      No

         Officers and Directors of Filing Person:

         (i)      (a)      Louis S. Weltman (director and chief executive
                           officer of the filing person)
                  (b)      2386 N.W. 32nd Street
                           Boca Raton, FL  33431
                  (c)      President and director
                           ViStra Growth Partners, Inc.
                           private investment company
                           2386 N.W. 32nd Street
                           Boca Raton, FL  33431
                  (d)      No
                  (e)      No
                  (f)      United States

         (ii)     (a)      Jill Weltman (director of the filing person)
                  (b)      2386 N.W. 32nd Street
                           Boca Raton, Florida 33431

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

                  (c)      Housewife
                  (d)      No
                  (e)      No
                  (f)      United States

         (iii)    (a)      W. Craig Fisher (director and president of the filing
                           person)
                  (b)      2401 PGA Boulevard, Suite 100
                           Palm Beach Gardens, Florida 33410
                  (c)      President and director - Engineered Medical Concepts,
                           Inc.
                           Operates a cosmetic skin care facility and salon
                           2401 PGA Boulevard, Suite 100
                           Palm Beach Gardens, Florida 33410
                  (d)      No
                  (e)      No
                  (f)      United States

         PERSONS CONTROLLING FILING PERSON:

         (iv)     (a)      Louis S. Weltman (director and chief executive
                           officer of the filing person)
                  (b)      2386 N.W. 32nd Street
                           Boca Raton, Florida  33431
                  (c)      President and director - ViStra Growth Partners, Inc.
                           private investment company
                           2386 N.W. 32nd Street
                           Boca Raton, Florida  33431
                  (d)      No
                  (e)      No
                  (f)      United States

         (v)      (a)      Brett B. Salter (has an informal agreement with
                           Mr. Weltman that the two of them will direct all
                           activities of the filing person)
                  (b)      441 S. Federal Highway
                           Deerfield Beach, Florida  33441
                  (c)      President and director of First Capital Inc.
                           private investment company
                           441 S. Federal Highway
                           Deerfield Beach, Florida  33441
                  (d)      No
                  (e)      No
                  (f)      United States

         (vi)     (a)      First Capital Inc.
                  (b)      441 S. Federal Highway
                           Deerfield Beach, Florida 33441
                  (c)      private investment company
                  (d)      No
                  (e)      No

         (vii)    (a)      Anthony W. Cuccio (has an informal agreement with
                           Mr. Brett B. Salter that they are equal owners or 25%
                           shareholders each of the filing person and that Mr.
                           Cuccio shall have authority to act on behalf of Mr.
                           Salter and First Capital Inc. with respect to CutCo
                           Industries, Inc. if the filing person obtains control
                           of it.)
                  (b)      27726 Avenue Hopkins
                           Valencia, CA  91355
                  (c)      president and director of Star Nails, Inc.
                           manufacturer of beauty supplies

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
                           27726 Avenue Hopkins
                           Valencia, CA  91355

                  (d)      No
                  (e)      No
                  (f)      United States

         (viii)   (a)      Arthur B. Gardner (has an informal agreement with
                           Mr. Weltman that they will have an equal equity
                           ownership of the filing person. The exact amount has
                           not yet been determined; however, Mr. Weltman, Mr.
                           Gardner and certain others including Mr. Frank
                           Catapano will own the remaining 50% of the filing
                           person)
                  (b)      5970 S.W. 18th Street, Suite E1-166
                           Boca Raton, Florida  33433
                  (c)      managing member of ARBOC, LLC
                           private investment company
                           5970 S.W. 18th Street, Suite E1-166
                           Boca Raton, Florida  33433
                  (d)      No
                  (e)      No
                  (f)      United States


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         The $404,093 used to purchase the initial 79,062 shares of CutCo Industries, Inc. ("CutCo") common stock reported herein came from a loan arranged by First Capital Inc. ("First Capital"). The loan was provided by Sports Marketing International, Ltd. ("Sports Marketing"), an affiliate of First Capital. The $153,108 used to purchase the additional 27,138 shares that triggered the filing of this amendment came from the Company's existing working capital. Any additional shares of CutCo common stock purchased in the over-the-counter market shall be made with either additional funds loaned or contributed by First Capital from its existing working capital, loans from Sports Marketing or existing working capital of CutCo Acquisition Corporation (the "Company"). In addition, the Company is negotiating with the two executive officers of CutCo for the purposes of acquiring approximately 40% of the outstanding common stock owned by such officers and their families. As of the date of this Amendment No. 1 to Schedule 13D the Company's prior understanding with the current executive officers of CutCo has fallen through. In the event the Company subsequently reaches a new understanding to purchase these shares, any funds used to purchase such shares from the executive officers and their families will come from the existing working capital of First Capital and the existing working capital of the Company. To date, the Company has borrowed $300,000 from Mr. Jeffery Osborn, $100,000 from Mr. Frank Catapano and $400,000 from Sports Marketing for the purpose of purchasing shares of CutCo common stock. In lieu of payment of the $100,000 loan, the Company has agreed to issue shares of the Company's common stock to Mr. Catapano at a conversion rate to be mutually agreed upon.

ITEM 4.           PURPOSE OF TRANSACTION.

         The purpose of the recent and anticipated future purchases of CutCo stock is to acquire control of CutCo.

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

         (a) The Company and its affiliates intend to purchase additional shares in the open market. In addition, the Company has been negotiating with the two executive officers of CutCo for the purpose of acquiring approximately 40% of the outstanding common stock owned by such officers and their families. As of the date of this Schedule 13D the oral understanding the Company previously had concerning this stock acquisition has fallen through. Although the Company is continuing negotiations with the current executive officers of CutCo there can be no assurances that they reach an understanding or if they do, that it will result in a definitive stock purchase agreement being executed.
         (b) Following acquisition of control, the Company may cause CutCo to engage in a merger or other types of transactions with Engineered Medical Concepts, Inc. ("EMC"), Palm Beach
                  Gardens, Florida, and Chenzo Salon Group, Inc. ("CSG"), Boca Raton, Florida. The number of shares to be issued in connection with each of these transactions has not been determined. To date, there have been no letters of intent or other agreements entered into between the Company and EMC or CSG.
         (c) The Company has no plans to sell or transfer a material amount of assets of CutCo or any of its subsidiaries.
         (d) Once sufficient shares of CutCo have been acquired in order to obtain control, the Company intends to replace the current executive officers and board of directors. Upon taking control, the Company intends to designate seven directors to the board of directors of CutCo including Messrs. Anthony W. Cuccio, Louis S. Weltman, Brett B. Salter and Arthur B. Gardner.
         (e)      None
         (f) None, except that in due course the Company intends to reincorporate CutCo in Delaware.
         (g)      None
         (h)      None
         (i)      None
         (j)      None, except as described above.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER.


         (a)      106,200 shares of common stock - 13.2% of class outstanding
         (b)      Sole Voting Power         106,200
                  Shared Voting Power       -0-
                  Sole Dispositive Power    106,200
                  Shared Dispositive Power  -0-

         Messrs. Weltman and Salter share voting and dispositive power over the stock. See Item 2(iv) and (v). None of the officers, directors or parties controlling the Company beneficially own any securities of Cutco except as listed above and except for 6,500 shares of Cutco purchased by First Capital on September 8, 1998. The Company, Mr. Weltman, Mr. Gardner and the Company's other two directors disclaim any beneficial interest in any CutCo securities owned by First Capital.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER:

         Mr. Louis S. Weltman and First Capital have entered into an agreement through which each shall cause to be contributed to the Company an equal amount of capital for the purpose of acquiring shares of common stock of CutCo. Additionally, Messrs. Weltman and Brett B. Salter (president of First Capital) have an informal understanding which has not yet been memorialized in writing through which they agree to share control of the Company and CutCo. All decisions concerning the voting of the Company's common stock of CutCo common stock or the sale of the shares of the Company's common stock or CutCo common stock shall require the mutual agreement of Messrs. Weltman and Salter.

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

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.


         Agreement between Louis S. Weltman, CutCo Acquisition Corporation and First Capital Inc.


         Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
-------------------------------------------------------------------------------

Date: September 16, 1998

CUTCO ACQUISITION CORPORATION


By: /s/ LOUIS S. WELTMAN
    ------------------------------
   Name:   Louis S. Weltman
   Title:  Chief Executive Officer


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